Exhibit 99.4

SAVE Partners IV

500 W. Putnam Avenue, Suite 400

Greenwich, CT 06830

March 28, 2012

George Wallner
17 North Hibiscus Drive
Miami Beach FL 33139

CONFIDENTIAL AND PRIVILEDGED

Dear George,

Thank you for making an investment in SAVE Partners IV. We appreciate your confidence and look forward to working hard for our investors.

Furthermore, thank you for your willingness to consider serving as a director if we nominate directors at USA Technologies, Inc. (the “Company”). As we have discussed, we would propose to the Board of Directors of the Company that the directors only be remunerated in stock options. We would recommend that this would be in options having a value of at least $25,000 as of the grant date. This would align directors with all shareholders.

Lastly, thank you for offering to potentially serve as a consultant to the Company for three years. As we have discussed, the Company needs help both lowering its hardware costs and finding a permanent solution with processing.

If we nominate directors and successfully change the Board, we would have the Company compensate you with 400,000 stock options having an exercise price of 25% above the market price and vesting upon the earlier of one year or if the common stock of the Company trades at least $1.00 above the exercise price for a period of 30 consecutive trading days. Obviously the exercise and vesting prices would be dependent on the date of your start, but we would request the Company to compensate you with a commensurate value in options with a similar vesting period. This would be subject to a successful change of the Board.

We would expect you would aid in a strategic review of all operations, including the cost of hardware and the cost of transaction processing, and all other business issues. We believe your expertise and efforts will add tremendous value to all shareholders.

Sincerely,

/s/ Bradley Tirpak

Bradley Tirpak

SAVE Partners IV, LLC